UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*
Shutterstock, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
825690100
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825690100	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Venture Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825690100	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Venture Partners V Coinvestment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825690100	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Venture Partners (Cayman) V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825690100	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Venture Partners V (Employee Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825690100	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Venture Associates V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825690100	13G	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13G amends and restates in its entirety Amendment No. 1 to Schedule 13G (the “Amendment No. 1 to Schedule 13G”) filed by Insight Holdings Group, LLC, Insight Venture Associates V, L.L.C. and the Insight V Funds (as defined below) with the Securities and Exchange Commission with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of Shutterstock, Inc. (the “Company”) on February 14, 2014, which amended and restated in its entirety Schedule 13G (the “Initial Schedule 13G) filed by Insight Holdings Group, LLC, Insight Venture Associates V, L.L.C. and the Insight V Funds with the Securities and Exchange Commission with respect to the Common Stock of the Company on February 11, 2013.
Item 1(a):	Name of Issuer:

Shutterstock, Inc.

Item 1(b):	Address of Issuer’s Principal Executive Offices:

60 Broad Street, 30th Floor
New York, NY 10004

Item 2:

(a)	Name of Person Filing

This Amendment No. 2 to Schedule 13G is filed by Insight Venture Partners V, L.P., Insight Venture Partners V Coinvestment Fund, L.P., Insight Venture Partners V (Employee Co-Investors), L.P. and Insight Venture Partners (Cayman) V, L.P. (collectively, the “Insight V Funds”). The general partner of each of the Insight V Funds is Insight Venture Associates V, L.L.C. (“Insight Associates V”). The managing member of Insight Associates V is Insight Holdings Group, LLC (“Insight Holdings”). Insight Holdings may be deemed to beneficially own the Common Stock held by each of the Insight V Funds by virtue of its control over Insight Insight Associates V. Insight Associates V may be deemed to beneficially own the Common Stock held by the Insight V Funds by virtue of its control over the Insight V Funds. The foregoing is not an admission by Insight Holdings or Insight Associates V that it is the beneficial owner of any Common Stock held by the Insight V Funds, nor is it an admission by any of the Insight V Funds that it is the beneficial owner of the Common Stock held by the other Insight V Funds. Insight Holdings, Insight Associates V and the Insight V Funds are sometimes collectively referred to herein as the “Reporting Persons.”
(b)	The address of the principal business and principal office of each of the Reporting Persons listed above is:

1114 Avenue of the Americas
36th Floor
New York, NY 10036

(c)	Citizenship

	Insight Venture Partners V, L.P.	Delaware
	Insight Venture Partners V Coinvestment Fund, L.P.	Delaware
	Insight Venture Partners (Cayman) V, L.P.	Cayman Islands
	Insight Venture Partners V (Employee Co-Investors), L.P.	Delaware
	Insight Venture Associates V, L.L.C.	Delaware
	Insight Holdings Group, LLC	Delaware

(d)                Title of Class of Securities:
Common Stock, par value $0.01 per share (“Common Stock”)
(e)                CUSIP Number
825690100
Item 3:                          If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
A.	☐ Broker or dealer registered under Section 15 of the Act,
B.	☐ Bank as defined in Section 3(a)(6) of the Act,
C.	☐ Insurance Company as defined in Section 3(a)(19) of the Act,
D.	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	☐ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
F.	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
H.	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4:                          Ownership:
Insight Venture Partners V, L.P.
(a) Amount beneficially owned: 0
(b) Percent of class: 0%.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 0

Insight Venture Partners V Coinvestment Fund, L.P.
(a) Amount beneficially owned: 0
(b) Percent of class: 0%.
(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 0

Insight Venture Partners (Cayman) V, L.P.
(a) Amount beneficially owned: 0
(b) Percent of class: 0%.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 0

Insight Venture Partners V (Employee Co-Investors), L.P.
(a) Amount beneficially owned: 0
(b) Percent of class: 0%.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 0

Insight Venture Associates V, L.L.C.
(a) Amount beneficially owned: 0
(b) Percent of class: 0%.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 0

Insight Holdings Group, LLC
(a) Amount beneficially owned: 0
(b) Percent of class: 0%.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 0

Item 5:               Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒
Item 6:               Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7:               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A
Item 8:               Identification and Classification of Members of the Group:
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The agreement among the Reporting Persons to file jointly is attached to the Initial Schedule 13G as Exhibit 99.1.  Each of the Reporting Persons disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.
Item 9:               Notice of Dissolution of Group:
N/A
Item 10:          Certification:
N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT VENTURE PARTNERS V, L.P.

By: Insight Venture Associates V, L.L.C., its general partner
By: Insight Holdings Group, LLC, its manager

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS V COINVESTMENT FUND, L.P.

By: Insight Venture Associates V, L.L.C., its general partner
By: Insight Holdings Group, LLC, its manager

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS (CAYMAN) V, L.P.

By: Insight Venture Associates V, L.L.C., its general partner
By: Insight Holdings Group, LLC, its manager

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS V (EMPLOYEE CO-INVESTORS), L.P.

By: Insight Venture Associates V, L.L.C., its general partner
By: Insight Holdings Group, LLC, its manager

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE ASSOCIATES V, L.L.C.

By: Insight Holdings Group, LLC, its manager

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member